Rain Oncology Inc SC 14D9

Exhibit 99.1

Rain Oncology Enters into Agreement to be Acquired by Pathos AI for $1.16 in Cash per Share Plus Contingent Value Rights

NEWARK, Calif., December 13, 2023 (GLOBE NEWSWIRE) -- Rain Oncology Inc. (Nasdaq: RAIN) (“Rain”), today announced it has entered into a definitive merger agreement whereby Pathos AI, Inc. (“Pathos”) will acquire Rain for $1.16 in cash per share plus a non-tradeable contingent value right (a “CVR”) for potential cash payments of up to approximately $0.17 per share.

The Rain Board of Directors voted unanimously to approve the proposed Offer, Merger and related transactions contemplated by the Merger Agreement (collectively, the “Transaction”). The upfront cash consideration represents a 17% premium over Rain’s unaffected stock price as of October 13, 2023. The Rain Board reached this determination following a comprehensive review of the proposal, along with the outcome of an extensive process to review strategic alternatives with the assistance of its independent financial and legal advisors.

“After a thorough assessment, the Rain Board determined that this Transaction is in the best interests of our stockholders, as it leverages Rain’s strong cash position to provide a confirmed cash takeout for our stockholders and retains some future potential upside due to Pathos’ continued interest in further developing milademetan for cancer patients using their proprietary PathOS Platform,” said Avanish Vellanki, co-founder and chief executive officer of Rain.

Pursuant and subject to the terms of the merger agreement, a subsidiary of Pathos will commence a tender offer to acquire all outstanding shares of Rain for $1.16 in cash per share plus a CVR representing a contractual right to receive two potential contingent aggregate cash payments as follows:

●	Cash CVR Payment: an aggregate amount equal to $5.0 million (up to approximately $0.14 per share), minus (A) certain expenses incurred related to pending or future litigation involving Rain and its directors or officers, minus (B) any shortfall in a target level of net cash, plus (C) any cash at closing in excess of the target net cash.
●	Development CVR Payment: either (i) $1.0 million (approximately $0.03 per share) upon the first patient dosed in a clinical stage study conducted by Pathos using milademetan within five years of the closing of the merger or (ii) 80% of the net proceeds from any license or disposition of milademetan effected within two years of the closing of the merger.

The closing of the tender offer is subject to certain conditions, including the tender of Rain shares representing at least one share more than 50% of the total number of outstanding shares of common stock as of immediately prior to consummation of the tender offer; the availability of at least $49.6 million of cash and cash equivalents, net certain liabilities at closing; and other customary conditions. In connection with the execution of the merger agreement, stockholders holding approximately 44% of the outstanding shares of Rain common stock have entered into support agreements with Pathos pursuant to which they have agreed to tender their shares in the tender offer.

Pathos has established a separate, wholly-owned subsidiary to complete the Transaction. Following the tender offer closing, this subsidiary will be merged into Rain with Rain as the surviving entity of the merger, which will then operate as a separate, wholly-owned subsidiary of Pathos. If the tender offer is successful, the Transaction is expected to close in January 2024.

Advisors

Leerink Partners is acting as exclusive financial advisor and Gibson, Dunn & Crutcher LLP is acting as legal counsel to Rain. Goodwin Procter LLP is acting as legal counsel to Pathos.

About Rain Oncology Inc.

Rain Oncology Inc. is a precision oncology company developing therapies that target oncogenic drivers to genetically select patients it believes will most likely benefit. Rain’s product candidate, milademetan, is a small molecule, oral inhibitor of the p53-MDM2 complex that reactivates p53.

About Pathos AI, Inc.

Pathos AI, Inc. is a clinical stage biotechnology company focused on re-engineering drug development. By leveraging the power of AI technologies, multimodal real-world data, and patient-derived biological models, Pathos brings precision medicines to market through partnership with biopharmaceutical companies. Additional information can be found at www.pathos.com.

For further information, please contact:

LifeSci Advisors

Daniel Ferry
+1.617.430.7576
daniel@lifesciadvisors.com

Important Notices

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements related to Rain Oncology Inc. (the “Company”) and the acquisition of the Company by Pathos AI, Inc. (“Parent”), including express or implied forward-looking statements about the Company’s products and the future operations and performance of the Company and Parent. These forward-looking statements are within the meaning of U.S. federal securities laws, including, without limitation, statements regarding the anticipated timing of and closing of the proposed Offer, Merger and related transactions contemplated by the Merger Agreement (collectively referred to as the “transactions”). The words “estimates,” “expects,” “continues,” “intends,” “plans,” “anticipates,” “targets,” “may,” “will,” “would,” “could,” “should,” “potential,” “goal,” and “effort” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. The Company cautions that a number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Any forward-looking statements in this communication are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this communication, including, without limitation, the impact of actions of other parties with respect to the transactions; the possibility that competing offers will be made; the outcome of any legal proceedings that have been or could be instituted against the Company or its directors; the risk that the transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of its common stock; the failure to satisfy all of the closing conditions of the transactions contemplated by the Merger Agreement; the occurrence of the events or achievement of the milestones giving rise to payments under the CVR Agreement; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the transactions on the Company’s business, and operating results; risks that the transactions may disrupt the Company’s current plans and business operations; risks related to the diverting of management’s attention from the Company’s ongoing business operations; general economic and market conditions and the other risks identified in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its most recent Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 9, 2023 and subsequent filings with the SEC. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transactions and/or the Company and the Company’s ability to successfully complete the transactions and, with respect to any CVR payment amounts, the consideration ultimately paid to Company stockholders (and whether any payments will be payable at all). In addition, unlisted factors may present significant additional obstacles to the realization of forward-looking statements. The Company cautions investors not to place undue reliance on any forward-looking statements. Any forward-looking statements contained in this communication represent the Company’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. The Company disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Additional Information and Where to Find It

The tender offer for the outstanding shares of the Company referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Parent and its subsidiary will file with the SEC. At the time the tender offer is commenced, Parent and its subsidiary will file tender offer materials on Schedule TO, and, thereafter, the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF THE COMPANY’S COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF THE COMPANY’S COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of the Company’s common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov or by accessing the Investor Relations section of the Company’s website at investors.rainoncology.com.